UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2023 Commission File Number: 001-38201
SECOO HOLDING LIMITED
21/F, Block D, Wantong Center, No. A 6 Chaowai Street Chaoyang District, Beijing 100027 The People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Change of Auditor

This current report on Form 6-K was submitted in connection with the change of auditor by Secoo Holding Limited (the “Company”). The Company has engaged Assentsure PAC (“Assentsure”) as the Company’s independent registered public accounting firm, to replace Shandong Haoxin Certified Public Accountants Co., Ltd. (“Shandong Haoxin”). The change of the Company’s independent registered public accounting firm was approved by the audit committee of the board of directors of the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and Shandong Haoxin on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Assentsure is engaged to audit the consolidated balance sheet of the Company as of December 31, 2022 and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended.

The Company is working closely with Shandong Haoxin and Assentsure to ensure a seamless transition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SECOO HOLDING LIMITED

Date: December 26, 2023	By:	/s/ Richard Rixue Li
Richard Rixue Li
Director and Chief Executive Officer